

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 13, 2015

<u>Via E-mail</u>
Mr. Sean T. Smith
Senior Vice President and Chief Financial Officer
Photronics, Inc.
15 Secor Road
Brookfield, Connecticut 06804

      Re: Photronics, Inc.
              Form 10-K for the Fiscal Year Ended November 2, 2014
              Filed January 6, 2015
              File No. 0-15451

Dear Mr. Smith:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                  Sincerely,

                  /s/ Kevin L. Vaughn for

                  Martin James
                  Senior Assistant Chief Accountant